Room 4561

September 20, 2006

Mr. Robert M. Lewis
Chief Financial Officer
Imergent, Inc.
754 East Technology Avenue
Orem, UT 84097

      Re: Imergent, Inc.
             Form 8-K Filed on September 7, 2006
             File No. 001-32277

Dear Mr. Lewis,

      We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed September 7, 2006

1. We believe the non-GAAP operating statement columnar format appearing in your earnings release dated September 7, 2006 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns.

2. We note that your non-GAAP revenue measures appear to be equivalent to the gross amount of contract bookings, or contracts executed, in each period less estimated bad debts and certain discounts. In addition, we note that you calculate your non-GAAP profitability by, effectively, substituting the contract booking metrics for GAAP revenue. It is unclear to us why you believe that presenting contract bookings as a revenue measure and using that measure in calculating profitability is supportable under the Commission's non-GAAP guidance. Please explain to us, in detail, how your presentation meets the requirements of Regulation G, Item 10 of Regulation S-K, and the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

   Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief